Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY CONFIRMS SEPTEMBER 2017 DIVIDEND

September 15, 2017 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) confirms that the dividend to be paid on October 16, 2017, in respect of September 2017 production, for shareholders of record on September 30, 2017, will be CDN$0.03 per share.

These dividends are designated as “eligible dividends” for Canadian income tax purposes. For U.S. income tax purposes, Crescent Point’s dividends are considered “qualified dividends.”

Crescent Point is a leading North American light and medium oil producer that seeks to maximize shareholder return through its total return strategy of long-term growth plus dividend income.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,

President and Chief Executive Officer

FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations

Telephone:	(403) 693-0020	Toll free (U.S. & Canada): 888-693-0020
Fax:	(403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.

Suite 2000, 585 - 8th Avenue S.W.

Calgary, AB, T2P 1G1